[Crawford Letterhead]
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Crawford & Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 001-10356
Dear Mr. Rosenberg:
The purpose of this letter is to acknowledge receipt of your letter dated April 26, 2007 regarding your review of the above referenced document. In order to provide a thorough response, we need additional time to review and respond to the comments in your letter. We will provide a response to your letter no later than May 31, 2007.
We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me if I can be of additional assistance or answer any questions.
Sincerely,
/s/ W. Bruce Swain
W. Bruce Swain
Executive Vice President and
Chief Financial Officer

Cc	Dana Hartz
Lisa Vanjoske
John J. Kelley, III, King and Spalding